September 29, 2025

Chan Chun Ying
Chief Executive Officer
BAO Holding Limited
Unit A4, 5/F
Tsing Yi Industrial Centre Phase 1
Nos. 1-33 Cheung Tat Road
Tsing Yi, New Territories
Hong Kong

       Re: BAO Holding Limited
           Amendment No. 2 to Registration Statement on Form F-1
           Filed September 23, 2025
           File No. 333-289723
Dear Chan Chun Ying:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1
General

1. We note that on September 4, 2025, The Nasdaq Stock Market filed with the SEC a proposed rule change to modify certain initial and continued listing standards that would, among other things, require companies principally operating in China, including Hong Kong and Macau, to raise at least $25 million in an initial public offering to list on Nasdaq. Please revise to include risk factor disclosure addressing the potential effects these proposed listing standards could have on your ability to list on the Nasdaq Capital Market.
 September 29, 2025
Page 2

       Please contact Joyce Sweeney at 202-551-3449 or Chris Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Darrin M. Ocasio, Esq.